Mail Stop 3561

February 6, 2006

Michael Jordan Friedman, President
Fresh Harvest Products Inc.
3163 Kennedy Boulevard
Jersey City, NJ 07306

> **Re:** **Fresh Harvest Products, Inc.**
> **Form 8-K dated December 16, 2005**
> **Filed January 27, 2006**
> **File No. 0-51390**

Dear Mr. Friedman:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise the filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

Form 8-K dated December 16, 2005

Pro-Forma Financial Information

1.   Pro forma financial information should be presented as of a date that precedes the merger. You disclose in Item 3.02 that Serino issued the equity consideration for the merger on December 16, 2005, yet you present pro forma financial information as of and for the period ended January 15, 2006. Please revise the Form 8-K to present pro forma information as of and for a date preceding December 16, 2005, or if the shares have not actually been issued, revise the narrative disclosures to clarify. Provide explanatory notes as well.

Change in Accountants

2.   A reverse acquisition that is accounted for as a recapitalization typically results in a change in accountants unless the premerger financial statements of both parties were audited by the same accountant. The accountant who is no longer associated with the continuing entity is considered the predecessor. We note that Serino I's financial statements were audited by Gately & Associates and Fresh Harvest's financial statements were audited by Moore & Associates; accordingly, a change in accountants has occurred as a result of the merger. Please file an Item 4.01 Form 8-K to disclose the change and provide all disclosures required by Item 304 of Regulation S-B.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to a registrant's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the registrant acknowledging that:

- the registrant is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please file the applicable amended Forms and a supplemental letter in response to these comments on EDGAR on or before February 27, 2006. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Babette Cooper at (202) 551-3396 or Tia Jenkins at (202) 551-3871 if you have any questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth
Companies